

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2009

Via US Mail and Facsimile to (570) 387-4049

Jeffrey T. Arnold
Chief Financial Officer
CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, PA 17815

      Re: **CCFNB Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2009
              Form 10-Q for Fiscal Quarter Ended September 30, 2009
              File No. 0-19028

Dear Mr. Arnold:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2009
Item 1. Financial Statements
Consolidated Balance Sheets, page 3

1.   We note you classify your investment in FHLB, FRB, and ACBB stock as restricted securities available for sale which are carried at cost. Paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions states that investments in these restricted stocks generally should not be shown with securities accounted for under ASC 320-10. Please revise future filings to present your investment in FHLB, FRB, and ACBB restricted stock outside of securities available for sale on the balance sheet and in the notes to the financial statements.

Note 1. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 10

2.   We note your disclosure on page 12 that the Company early adopted ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) in the interim period ending on March 31, 2009 with no material impact. Please describe in sufficient detail how the Company has complied with this new other-than-temporary guidance for debt securities including the significantly enhanced disclosure requirements in ASC 320-10-65 (paragraphs 38 through 43 of FSP FAS 115-2 and FAS 124-2). In the event the Company concludes they did not fully comply, provide us with the disclosures as if presented in your September 30, 2009 Form 10-Q and confirm that the Company will fully comply with these requirements in all future interim and annual filings.

Note 8. Fair Value Measurements, page 16

3.   We note in your disclosures that the Company has loans held for sale, impaired loans, mortgage servicing assets, and other real estate owned and that all of these assets are measured at fair value. In future annual and interim filings please provide the disclosures required by ASC 820-10-50-5 for these assets measured at fair value on a non-recurring basis.

4.   We note your disclosure on page 12 of your September 30, 2009 Form 10-Q that you early adopted ASC 825-10-65 (FSP FAS 107-1 and APB 28-1) for the interim reporting period ended March 31, 2009. However, we were unable to locate the required disclosures in your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 related to estimated fair values of your financial instruments. Please note that these disclosures are required in *both* interim and annual filings. As such, please provide us with these disclosures as if presented in your September 30, 2009 Form 10-Q and confirm that you will include these disclosures in all future interim and annual filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 23

5.   We note your disclosure surrounding your marketable equity securities and the impairment charges of $71,000 and $437,000 during the nine months ended September 30, 2009 and fiscal year ended December 31, 2008, respectively. Given the significant amount of unrealized losses associated with these equity securities and the focus users of financial statements have placed on this area, please tell us and revise future filings beginning with your December 31, 2009 Form 10-K to disclose your impairment policy for marketable equity securities along with the factors and related guidance you consider in your determination that the marketable equity securities in a continuous loss position are not impaired as of the latest period end. In preparing your response and disclosures for your December 31, 2009 Form 10-K, please address your consideration of the guidance in Staff Accounting Bulletin (SAB) Topic 5M and the number of months the Company considers to be the "near-term" for purposes of evaluating other than temporary impairment.

Exhibits 31.1 and 31.2

6.   We note that Exhibits 31.1 and 31.2 to the Form 10-Q and Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, in your certifications to your December 31, 2008 Form 10-K you inappropriately:
   - included the title of the certifying individual at the beginning of the certification;
   - included "for the year ended December 31, 2008" at the end of paragraph 1 of the certification;
   - replaced the word "report" with "annual report" in paragraph 2 of the certification; and
   - continued to omit the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition that allowed for these omissions.

In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009 such as your reference to the "quarterly period covered by this amended report" in paragraph 2 and the "amended" report in paragraph 3. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Please provide us with a draft of your certifications to be included in your December 31, 2009 Form 10-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3697 if you have questions.

Sincerely,

Benjamin Phippen
Staff Accountant